SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2003

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Benetton Group SpA: Calendar of Company's events for 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: January 10, 2003

Benetton Group SpA

Calendar of Company's events for 2003

Ponzano, January 10, 2003 - Benetton Group SpA hereby announces its financial calendar for 2003, which details when the Company's accounts will be examined by the Board of Directors and by the Shareholders' Meeting:

Board of Directors Meetings
  March 28, 2003: proposed balance sheet as of December 31, 2002
  May 12, 2003: quarterly report as at March 31, 2003
  September 11, 2003: half year report as at June 30, 2003
  November 13, 2003: quarterly report as at September 30, 2003

Pursuant to art. 82.2 of the Consob Regulation n. 11971/1999, the Company intends to avail itself of the exemption from publication of the quarterly reports as of December 31, 2002 and as of June 30, 2003.

General Shareholders' Meeting for the annual results for the year ended December 31, 2002

  May 12, 2003: 1st calling
  May 13, 2003: 2nd calling

Conference calls and/or meetings presenting the reports to financial analysts and institutional investors will be held the same day of their approval from the Board of Directors.

Any changes to the above arrangements will be notified to the market in due time.

The calendar can be found on the Company's internet web site at www.benetton.com.